Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 1, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - dissolution of step down wholly owned overseas subsidiary

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, we wish to inform you that Chirotech Technology Limited, UK, a step down wholly owned overseas subsidiary (“WOS”) of the Company has been dissolved with effect from September 18, 2024, based on communication received from the concerned regulatory authority in United Kingdom on October 1, 2024. The said WOS was not a material subsidiary and had ceased to carry any business activity.

Kindly note that the dissolution of Chirotech Technology Limited will not have any material effect on the Company’s business.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, are provided in Annexure-A.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure-A

Sl. No.	Particulars	Details
a)	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year;	The revenue and Networth generated by Chirotech is Nil for FY2024.
b)	Date on which the agreement for sale has been entered into;	Not Applicable
c)	The expected date of completion of sale / disposal;	Dissolved
d)	Consideration received from such sale / disposal;	Not Applicable
e)	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof;	Not Applicable
f)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length;	Not Applicable
g)	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations;	Not Applicable
h)	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale;	Not Applicable